-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:
                                     Expires:

                                     Estimated average burden
                                     hours per form...................

                                   -------------------------------------------



                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No._7__________)*


Jetronic Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


477178108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Robert L. Gipson
c/o Ingalls & Snyder LLC
61 Broadway
New York, NY 10006
(212) 269-7827

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


February 23, 2000
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.477178108                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Robert L. Gipson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            295,000 shares. See item 5.
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             371,779 shares owned by Ingalls & Snyder Value Partners,
L.P. See item 5.
  REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             295,000 shares.  See item 5.
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                      371,779 shares.  See item 5.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        666,779 shares.  See item 5.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.6% (Based on 3,701,999 shares outstanding as of October 31, 1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 1999 and assuming the issuance of 306,493 shares of common stock issuable upon conversion of Jetronic's Series AA Preferred Stock owned by ISVP).
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Ingalls & Snyder Value Partners L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [x ]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             371,779
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       371,779
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        371,779
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.2% (Based on 3,701,999 shares outstanding as of October 31,1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ended October 31,1999 and assuming the issuance of 306,493 shares of common stock issuable upon conversion of Jetronic's Series AA Preferred Stock owned by ISVP.)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Ingalls & Snyder LLC

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


NOT APPLICABLE

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



New York
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             371,779 shares.  See item 5.
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       371,779 shares.  See item 5.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        371,779. See item 5.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.2% (Based on 3,701,999 shares outstanding as of October 31,1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ended
October 31,1999 and assuming the issuance of 306,493 shares of common stock issuable upon conversion of Jetronic's Series AA Preferred Stock owned by ISVP.)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       BD, IA

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Thomas O. Boucher, Jr.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS


NOT APPLICABLE

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             371,779 shares.  See item 5.
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       371,779 shares.  See item 5.
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        371,779.  See item 5.

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.2% (Based on 3,701,999 shares outstanding as of October 31,1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ended October 31,1999 and assuming the issuance of 306,493 shares of common stock issuable upon conversion of Jetronic's Series AA Preferred Stock owned by ISVP.)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------

The following Items are amended and restated in their entirety:

Item 1.  Security and Issuer

Common Stock, $0.10 par value per share ("Common Stock")
Series AA Preferred Stock, no par value per share ("Preferred Stock")

Jetronic Industries, Inc. (the "Company" or "Jetronic")
4200 Mitchell Street
Philadelphia, PA 19128

Item 2.  Identity and Background

(a)Name:


Robert L. Gipson ("Gipson")

Thomas O. Boucher, Jr. ("Boucher")

Ingalls & Snyder Value Partners L.P., a New York limited partnership ("ISVP").

Ingalls & Snyder LLC, a New York limited liability company ("I&S LLC")



(b)Business address and principal office for the Reporting Persons:

c/o Ingalls & Snyder LLC
61 Broadway
New York, NY 10006

(c)Present principal occupation or employment and the name, principal business and address where employment occurs.

Boucher and Gipson (the "General Partners") are the general partners of ISVP.
 Gipson is a limited partner of ISVP. Gipson is a stockbroker and a Senior Director of I&S LLC. Boucher is also a stockbroker and a Managing Director of I&S LLC. I&S LLC is a registered broker-dealer and investment advisor registered with the Securities and Exchange Commission pursuant to the Investment Advisory Act of 1940, as amended. The Managing Directors of
 I&S LLC are as follows (the "Managing Directors"): Roscoe C. Ingalls, Jr., Lawton S. Lamb, W. Reed Simmons, D. Roger B. Liddell, Thomas O.
Boucher, Jr., John J. Dougherty, Steven M. Foote and Edward H. Oberst.
Each of the Managing Directors, other than Mr. Oberst, is a stockbroker with I&S LLC. Mr. Oberst is the administrative officer of I&S LLC.
 The principal business address of each of the Managing Directors is as set forth in Item 2 (b). ISVP is an investment partnership and its investments are managed on a discretionary basis by I&S LLC under an investment advisory contract.



(d) & (e) Involvement in certain legal proceedings:

During the last five years, none of the Reporting Persons or the Managing Directors have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Citizenship:

Each of the General Partners and the Managing Directors is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

ISVP purchased a total of $2,686,000 face amount of Jetronic Debentures for an aggregate consideration of $1,821,857.00. ISVP purchased 65,286 shares of Jetronic Common Stock for an aggregate consideration of $30,649.30. Such purchases were made on the open market and pursuant to privately negotiated transactions with funds from ISVP's working capital.

Jetronic and the holders of the Debentures agreed to amend the terms of the Debentures in 1991, 1992, 1995 and 1998. Pursuant to the Subordinated Debenture
 Agreement dated May 4, 1998 (the "1998 Agreement"), Jetronic and the holders of the Debentures (principally ISVP) agreed to amend the terms the 14.5% Debentures and the 10% Debentures. Pursuant to this agreement, holders of the
 Debentures received warrants to purchase up to 440,000 shares of the Preferred Stock. Each of the Preferred Shares is convertible into one share of Jetronic Common Stock. The warrants have an exercise price of $.10 per share subject to adjustment under certain circumstances and may be exercised at any time and from time to time through May 2003. In addition, pursuant to the 1998 Agreement the maturity dates of both Debentures were extended to January 1, 2003 and the interest coupon on the 14.5% Debentures was reduced to 10% per year. Jetronic's obligation to pay the deferred interest and accrued interest on the Debentures (whi ch in May 1998 totaled $1,426,206.95 on account of interest deferred and accrued under the 1992 and 1995 restructuring agreements) was also extended until January 1, 2003. Finally, Jetronic agreed to pay interest at the rate of 10% per annum on the deferred and accrued interest. In November 1998, ISVP exercised all of its warrants and purchased 306,493 shares of Preferred Stock with funds from ISVP's working capital.

Shares owned by Mr. Gipson were purchased using his personal funds for an aggregate consideration of $33,403.00.



Item 4.  Purpose of Transaction


In April, July, and October of 1999 and January of 2000 Jetronic failed to make certain interest payments to ISVP and other debenture holders in respect of the
 Debentures. These failures constitute events of default under the indentures for the Debentures. Jetronic is in default with respect to a number of the terms of the 1998 restructuring agreement and a number of additional interest payments which are owed to other debenture holders. ISVP could declare an event of default and accelerate the payment of all then-outstanding principal and interest on the Debentures and the Deferred Interest Debentures.
ISVP has not made such a declaration yet but reserves its right to do so in the future. Jetronic has asked ISVP to execute a forbearance agreement with respect to the ongoing defaults on the debentures held by ISVP. ISVP intends to enter into discussions with the management of Jetronic.

The Reporting Persons have notified members of the Company's management that they are reviewing the status of their investment in the Company and are studying the feasibility of methods to maximize the value thereof.
 The Reporting Persons intend to monitor developments at the Company, including the Company's public disclosures regarding its financial condition and management's operating strategies, and may seek to communicate with other shareholders and parties-in-interest.

Although the Reporting Persons presently have no definitive plans, agreements or understanding with respect to their investment, they may at any time or from time to time effect the purchase or sale of some or all of the
Debentures, Preferred Stock or Common Stock in the open market, in privately negotiated transactions or otherwise. The Reporting Persons also may seek to propose a restructuring of the Company's capital structure, a merger, liquidation, or sale of some or all of the assets of Company.
Such proposals may include changes to the Company's board of directors, management, charter, bylaws, and may result in the issuance of new securities and/or the delisting of existing securities.

In November 1998, pursuant to its right to elect three directors under the terms of the Preferred Stock, ISVP designated to the Company for nomination
 J. Michael Kadick, James Lobb and Thomas Boucher (the "Nominees") for election to the Board of Directors (the "Board"). To date, none of the Nominees have been nominated or elected to the Board and have never attended or otherwise participated or had access to the deliberations and decisional processes and meetings and decisions of the Board. By letter dated July 30, 1999, delivered to the Board, ISVP withdrew its request to nominate the Nominees to the Board.
ISVP has reserved its right to nominate directors in the future.

Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right, depending on all relevant factors, to change their intention with respect to any and all of the matters referred to above.

Item 5.  Interest in Securities of the Issuer

(a)As of the date of this statement, Gipson directly owns 295,000 shares of Common Stock, may be deemed to beneficially own the 371,779 shares of Common Stock beneficially owned by ISVP (which includes 306,493 shares of Preferred Stock convertible into an equal number of shares of Common Stock) and is deemed to "beneficially own" a total of 666,779 shares of Common Stock. This represents 16.6% of all common stock (the percentage of shares owned being based on 3,701,999 shares outstanding as of October 31, 1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ending October 31, 1999 and assuming the issuance of 306,493 shares of Common Stock issuable upon conversion of the Preferred Stock owned by ISVP).
As of the date of this statement, ISVP directly owns 65,286 shares of Common Stock and 306,493 shares of Jetronic AA Preferred Stock (which is convertible into an equal number of shares of Common Stock) and, accordingly is deemed to "beneficially own" a total of 371,779 shares of Common Stock. The ownership constitutes 9.2% of the outstanding shares of Common Stock (the percentage of shares owned being based on 3,701,999 shares outstanding as of October 31, 1999 pursuant to the Company's Quarterly Report on Form 10-Q for the
 period ending October 31, 1999 and assuming the issuance of 306,493 shares of Common Stock issuable upon conversion of the Preferred Stock owned by ISVP).

Each of Boucher and Gipson, as general partners of ISVP, is deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934) all of the shares which ISVP owns.

I&S LLC is deemed to own beneficially all of the shares which ISVP owns because it manages the investments of ISVP on a discretionary basis under an investment advisory contract.

As a result of the foregoing relationships and the developments described under Item 4, Gipson, Boucher ,ISVP and I&SLLC may be deemed to be a "group"
 as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended. Such "group" may be deemed to be the "beneficial owner" of a total of 666,779 shares of Common Stock (including 306,493 shares issuable upon conversion of an equal number of shares of Preferred Stock). This represents 16.6% of all Common Stock. (Based on 3,701,999 shares outstanding as of October 31,1999 pursuant to the Company's Quarterly Report on Form 10-Q for the period ended October 31,1999 and assuming the issuance of 306,493 shares of common stock issuable upon conversion of Jetronic's Series AA Preferred Stock owned by ISVP.)


 (b)Mr. Gipson has sole power to vote and dispose of the 295,000 shares of Common Stock that he owns directly.

ISVP, I&S LLC, Boucher and Gipson share power to vote and dispose of 65,286 shares of Common Stock and 306,493 shares of Preferred Stock (which is convertible into an equal number of shares of Common Stock) directly owned by ISVP.

(c) On February 23, 2000, Gipson sold 35,000 shares of common stock at a price of 1.386 in an open market transaction on the American Stock Exchange.

(d) Not applicable.

(e) Not applicable.


Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a)Article 11 of the Agreement of Limited Partnership of ISVP, dated as of December 15, 1992, provides that Messrs. Boucher and
 Gipson, as general partners of ISVP, are authorized and empowered to vote securities held by ISVP. Incorporated herein by reference see item 7 below.

(b)The Subordinated Debenture Agreement dated May 4, 1998. Such agreement amended the Debentures, issued warrants to ISVP to purchase the Preferred Stock and granted ISVP the right to elect half of the reconstituted Board of the Issuer. Incorporated herein by reference, see item 7 below.

(c) ISVP and I&S LLC are parties to an investment advisory agreement pursuant to which I&S LLC manages ISVP's investments on a discretionary basis.


Item 7.  Material to be Filed as Exhibits.

Exhibit 1

Relevant portions of the Limited Partnership Agreement of ISVP filed with Amendment No.1 to this Schedule 13D on July 7, 1994.

Exhibit 2

 Subordinated Debenture Agreement dated May 4, 1998 filed with Amendment No.3 to Schedule l3D on May 14, 1998.


Exhibit 3

Joint Filing Agreement, among Gipson, Boucher, ISVP and I&S LLC, dated December 6, 1999.


Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:March 6, 2000



INGALLS & SNYDER VALUE PARTNERS, L.P.

By:/s/ Thomas O. Boucher, Jr.
Name: Thomas O. Boucher, Jr.
Title: General Partner


INGALLS & SNYDER LLC

By:/s/ Thomas O. Boucher, Jr.
Name:  Thomas O. Boucher, Jr.
Title: Manager


/s/Thomas O. Boucher, Jr.

THOMAS O. BOUCHER, JR.


/s/ Robert L. Gipson

ROBERT L. GIPSON



(120496DTI)